FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2006

HOLMES FINANCING (No 5) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing (No. 5) PLC
Profit & Loss Account
Period ended 17 January 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	11,767	12,220
Interest receivable - Cash collateral	(182)	73
Interest receivable - Cash deposits	2	2
	11,587	12,294

Interest payable - Notes	(11,767)	(12,220)
Interest payable - CSFB	182	(73)
	(11,585)	(12,292)

Net operating income	2	2

Fair value derivative	(118)	99
Operating expenses	-	-

Profit on ordinary activities before taxation	(116)	101

Taxation	-	-

Profit on ordinary activities after taxation	(116)	101

Dividend	-	-

Retained profit brought forward	107	5

Retained profit carried forward	(10)	107

Holmes Financing (No. 5) PLC
Balance Sheet
Period ended 17 January 2006

	£'000	£'000

Fixed asset investments
Loans to Funding		955,500

Current assets
Accrued interest receivable	-
Cash at bank	15
Cash collateral	-
	15

Creditors: Amounts falling due within one year
Fair value derivative	13
Accrued interest payable	-
	13

Net current assets		3

Total assets less current liabilities		955,503

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(955,500)
Amount due to CSFB		-
Net assets		3

Capital and reserves
Share capital		13
Reserves		(10)
		3

Holmes Financing (No. 5) PLC
Notes Outstanding
Period Ended 17 January 2006

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638RAA86	US$	1 month USD Libor
Series 1 Class B	US43638RAB69	US$	3 month USD Libor
Series 1 Class C	US43638RAC43	US$	3 month USD Libor
Series 2 Class A1	US43638RAD26	US$	3 month USD Libor
Series 2 Class A2	CH0013170276	CHF	Fixed Rate
Series 2 Class B	US43638RAE09	US$	3 month USD Libor
Series 2 Class C	US43638RAF73	US$	3 month USD Libor
Series 3 Class A1	XS0137886262	EUR	Fixed Rate
Series 3 Class A2	XS0137887070	GBP	3 month Sterling Libor
Series 3 Class B	XS0137887583	EUR	3 month Euribor
Series 3 Class C	XS0137888045	EUR	3 month Euribor

	Step Up Date	Expected Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	October 2006	October 2002	1	N/A
Series 1 Class B	October 2006	January 2003	35	70
Series 1 Class C	October 2006	January 2003	135	235
Series 2 Class A1	October 2006	October 2004	20	N/A
Series 2 Class A2	October 2006	October 2004	2.50%	2
Series 2 Class B	October 2006	January 2005	43	86
Series 2 Class C	October 2006	January 2005	145	245
Series 3 Class A1	October 2006	October 2006	4.25%	42
Series 3 Class A2	October 2006	October 2006	23	46
Series 3 Class B	October 2006	October 2006	40	80
Series 3 Class C	October 2006	October 2006	147	247

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	Aaa	AAA	AAA
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A1	Quarterly	N/A	Aaa	AAA	AAA
Series 2 Class A2	Annually	N/A	Aaa	AAA	AAA
Series 2 Class B	Quarterly	N/A	Aa3	AA	AA
Series 2 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 3 Class A1	Annually	17-Oct-2006	Aaa	AAA	AAA
Series 3 Class A2	Quarterly	17-Apr-2006	Aaa	AAA	AAA
Series 3 Class B	Quarterly	17-Apr-2006	Aa3	AA	AA
Series 3 Class C	Quarterly	17-Apr-2006	Baa2	BBB	BBB

Holmes Financing (No. 5) PLC
Notes Outstanding
Period Ended 17 January 2006

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,000,000,000	$0	$0	$0
Series 1 Class B	$35,000,000	$0	$0	$0
Series 1 Class C	$52,000,000	$0	$0	$0
Series 2 Class A1	$750,000,000	$0	$0	$0
Series 2 Class A2	CHF 400,000,000	CHF 0	CHF 0	CHF 0
Series 2 Class B	$35,000,000	$0	$0	$0
Series 2 Class C	$52,000,000	$0	$0	$0
Series 3 Class A1	€600,000,000	€600,000,000	€0	€600,000,000
Series 3 Class A2	£500,000,000	£500,000,000	£0	£500,000,000
Series 3 Class B	€53,000,000	€53,000,000	€0	€53,000,000
Series 3 Class C	€76,000,000	€76,000,000	€0	€76,000,000

	Currency Swap Counterparty		Current Rating	Rating Trigger	Comments
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class B	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 1 Class C	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A1	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class A2	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class B	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 2 Class C	CSFB		Aa3 / A+ / AA-	below Aa3 / AA- / AA-	Series Repaid
Series 3 Class A1	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-
Series 3 Class A2	GBP - n/a
Series 3 Class B	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-
Series 3 Class C	Citibank		Aa1 / AA / AA+	below Aa3 / AA- / AA-

Holmes Funding Limited
Profit & Loss Account
Period ended 17 January 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	158,697	154,090
Interest receivable - Cash Deposits	14,742	7,914
Gain/(Loss) on fair value of interest rate swap	(5,074)	695
	168,365	162,699

Interest payable - Inter-company loans	(156,532)	(153,231)
Interest payable - Start up loans	7	(430)
	(156,525)	(153,661)

Net operating income	11,840	9,038

Other income	5,352	8,559
Provisions	(6,062)	(1,025)
Expenses	(5,528)	(4,078)
Start up costs amortisation	(1,246)	(1,247)
Deferred consideration	(4,399)	(11,231)

Profit/(loss) on ordinary activities before taxation	(43)	16

Taxation	(1,125)	(5)

Profit/(loss) on ordinary activities after taxation	(1,168)	11

Dividend	-	-

Retained profit/(loss) brought forward	1,362	1,350

Retained profit/(loss) carried forward	193	1,362

Holmes Funding Limited
Balance Sheet
Period ended 17 January 2006

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		14,451,203
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		(26,253)

Current assets
Amounts owed by Trustee	95,371
Deferred expenditure (costs of securing)	10,404
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	264,000
Transaction account	2,979
Funding GIC account	255,182
	627,937

Creditors: Amounts falling due within one year
Deferred consideration creditor	42,663
Interest payable - start up loans	-
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	297,802
Corporation Taxation	30
	340,495

Net current assets		287,442

Total assets less current liabilities		14,712,392

Creditors: Amounts falling due after more than one year
Inter-company loans		(14,712,199)
Start up loans		-

Net assets		193

Capital and reserves
Share capital (£2)		-
Reserves		193
		193

Holmes Funding Limited
Notes to Balance Sheet
Period ended 17 January 2006

	£'000		£'000	£'000	£'000

Balance on cash accumulation ledger			Nil

Available credit enhancement

	First Reserve		Second Reserve	Funding Reserve

Reserve funds at closing	264,000		-	-

Initial closing reserve funds	338,000		-	70,000
Drawings to make bullet repayment	-		-	-
Other drawings	-		-	-
Transfers from revenue receipts	(74,000)		-	(70,000)
Closing reserve balance	264,000		-	-

Target reserve funds	264,000		-	-

Principal deficiency ledger	AAA		AA	A	BBB

Opening PDL balance	Nil		Nil	Nil	Nil
Losses this quarter	-		-	-	-
PDL top up from revenue income	-		-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance		Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550		4,550	-
Second start up loan (incl. accrued interest)	4,535		4,535	-
Third start up loan	5,809		5,809	-
Fourth start up loan	2,473		2,473	-
Fifth start up loan	1,652		1,652	-
Sixth start up loan	1,888		1,888	-
Seventh start up loan	1,152		1,152	-
Eigth start up loan	12,006		12,006	-
Closing balance	34,065		34,065	-

Liquidity facility

Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 17 January 2006

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	393,495	393,724
Interest receivable - Cash Deposits	3,606	6,452
	397,101	400,176

Interest payable - Mortgages	(393,495)	(393,724)
Interest payable - Cash Deposits	(3,606)	(6,452)
	(397,101)	(400,176)

Net operating income	-	-

Fees receivable	8,815	6,873
Fees payable	(8,815)	(6,873)

Operating expenses	(3,472)	(3,692)
Provision charges	(2,319)	(733)
Other income	5,790	4,424

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 17 January 2006

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,419,335

Current assets
Bank interest receivable	1,371
Cash at bank	727,089
Amounts due from Seller	32,751
Other debtors	6
Accrued interest receivable	61,540
	822,757

Creditors: Amounts falling due within one year
Amounts due to Funding	95,371
Sundry creditors	1
	95,372

Net current assets		727,385

Total assets less current liabilities		30,146,720

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(14,968,132)
Funding share of mortgage loans		(14,451,203)

Seller share of cash at bank		(727,089)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-
		-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 5) PLC

Dated: 17th February 2006	By / s / Karen Carson
(Authorised Signatory)